EXHIBIT 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (NVCC)

TORONTO - October 16, 2024 - The Toronto-Dominion Bank (“TD”) announced today that none of its 20 million Non-Cumulative 5-Year Rate Reset Class A First Preferred Shares, Series 1 (Non-Viability Contingent Capital (NVCC)) (the “Series 1 Shares”) will be converted on October 31, 2024 into Non-Cumulative Floating Rate Class A First Preferred Shares, Series 2 (NVCC) (the “Series 2 Shares”) of TD.

During the conversion period, which ran from October 1, 2024 to October 16, 2024, 312,011 Series 1 Shares were tendered for conversion into Series 2 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 1 Shares dated May 28, 2014. As a result, no Series 2 Shares will be issued on October 31, 2024 and holders of Series 1 Shares will retain their Series 1 Shares.

The Series 1 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.A. As previously announced on October 1, 2024, the dividend rate for the Series 1 Shares for the 5-year period from and including October 31, 2024 to but excluding October 31, 2029 will be 4.97%.

About TD Bank Group

TD and its subsidiaries are collectively known as TD Bank Group. TD is the sixth largest bank in North America by assets and serves over 27.5 million customers in four key businesses operating in a number of locations in financial centres around the globe: Canadian Personal and Commercial Banking, including TD Canada Trust and TD Auto Finance Canada; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; Wealth Management and Insurance, including TD Wealth (Canada), TD Direct Investing, and TD Insurance; and Wholesale Banking, including TD Securities and TD Cowen. TD also ranks among the world's leading online financial services firms, with more than 17 million active online and mobile customers. TD had CDN$1.97 trillion in assets on July 31, 2024. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information: For further information: Brooke Hales, Vice President, Investor Relations, 416-307-8647, Brooke.hales@td.com; Sarah McNeil, Corporate Communications, Sarah.McNeil@td.com.